Exhibit 99.1
Copa Holdings Reports Second-Quarter Financial Results
Panama City, Panama --- August 5, 2026. Copa Holdings1, S.A. (NYSE: CPA), today announced financial results for the second quarter (2Q26), reflecting the resilience of the Company's business model and disciplined execution amid a significantly higher jet fuel price environment. Key highlights include
•Operating profit of US$91.7 million and an operating margin of 8.7%, a 13.1 percentage point decrease year over year.
•Net profit of US$68.2 million or US$1.67 per share, a 53.9% year‑over‑year decrease in earnings per share.
•Operating revenue increased 25.7% year over year.
•Passenger yields increased 8.7% year over year to 12.6 cents, and revenue per available seat mile (RASM) increased 7.9% to 11.6 cents compared to 2Q25, while capacity in ASMs increased by 16.5% year over year.
•Load factor of 86.7%, compared to 87.3% in 2Q25.
•Operating cost per available seat mile excluding fuel (Ex-Fuel CASM) decreased 0.1% year over year to 5.7 cents.
•The Company ended the quarter with approximately US$1.5 billion in cash, short-term and long-term investments, which represent 39% of the last twelve-month revenues.
•The Company ended 2Q26 with a Net Debt-to-EBITDA ratio of 0.9x.
•During the quarter, the Company took delivery of 4 Boeing 737-MAX 8 aircraft to end the quarter with a total fleet of 131 aircraft.
•Copa Airlines had an on-time performance for the quarter of 90.6% and a flight completion factor of 99.8%, once again positioning the airline among the best in the industry.

Subsequent events
•On August 5, 2026, the Board of Directors of Copa Holdings ratified its third dividend payment for the year of US$1.71 per share. Dividends will be paid on September 15, 2026, to shareholders on record as of August 31, 2026.
•On July 4, 2026, Copa Airlines operated its first flight equipped with Starlink onboard internet, becoming the first airline in Latin America to offer high-speed Starlink connectivity. The Company expects to complete the installation of Starlink Wi-Fi across its entire fleet by the first half of 2027.
•In July, Copa Airlines published schedules reflecting its transition from six to eight connecting banks at its Hub of the Americas® in Panama City. This new bank structure, starting in March 2027, will provide passengers with greater flight options and improved connectivity while increasing aircraft utilization and better use of airport facilities, thereby further consolidating the leadership position of the Hub of the Americas® in the region.
1 The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The financial information presented in this release, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2025 (2Q25).

Management’s comments on 2Q26 results
Copa Holdings’ second quarter results demonstrate the resilience of its business model in a significantly higher jet fuel price environment. Despite an 84.8% year-over-year increase in average fuel prices, the Company delivered an operating profit of US$91.7 million and an operating margin of 8.7%, while maintaining a very strong liquidity position. The quarter also highlights the strength of air travel demand across the Company’s network, with revenues increasing 25.7%, driven by 16.5% capacity growth and a 7.9% year-over-year increase in unit revenues (RASM) to 11.6 cents.
For the second quarter, passenger yields increased 8.7% year over year, and load factor reached 86.7%. While demand across the network remained strong, travel patterns were temporarily affected by the World Cup during June. This resulted in a lower June load factor and an estimated 0.1-cent impact on quarterly RASM.
Cost per available seat mile excluding fuel (CASM Ex-Fuel) decreased 0.1% year over year to 5.7 cents, reflecting the Company’s continued cost discipline, while total CASM increased 26.0% to 10.6 cents as a result of significantly higher fuel prices.
Despite having approximately 40% of its second-quarter bookings already sold prior to the increase in fuel prices, strong demand and higher yields enabled the Company to recover approximately 40% of the year-over-year increase in fuel expenses during the quarter.
Copa Holdings continues to maintain a strong liquidity and balance sheet position, ending the quarter with approximately US$1.5 billion in cash, short-term and long-term investments, representing 39% of the last-twelve-month revenues, and a Net Debt-to-EBITDA ratio of 0.9 times. During the quarter, the Company took delivery of four Boeing 737 MAX 8 aircraft, ending the period with a fleet of 131 aircraft.
Copa Airlines once again showed industry-leading operational reliability, delivering for the quarter an on-time performance of 90.6% and a completion factor of 99.8%, among the very best in the world.
The Company remains focused on leveraging its Hub of the Americas® to deliver the most comprehensive and convenient intra-Americas network. The recently announced transition from six to eight connecting banks, starting in March 2027, will increase connectivity, improve aircraft utilization, and provide passengers with more travel options, further strengthening Panama’s position as the leading hub for intra-Americas travel. Together with the ongoing rollout of Starlink across the fleet, which recently made Copa the first airline in Latin America to offer Starlink high-speed Wi-Fi, these initiatives further enhance the Company's competitive advantages and passenger experience.
Copa’s proven business model, built on the strategic geographic position of Panama, structurally low unit costs, a passenger-friendly product, including the continent’s best on-time performance, and a strong balance sheet, positions the Company well to navigate the current fuel price environment and continue generating profitable growth and long-term shareholder value.

Outlook for 2026
While fuel prices remain elevated and volatile relative to prior-year levels, underlying demand across the network continues to be strong. Based on demand trends and current fuel cost projections, the Company is updating its full-year 2026 outlook and now expects an operating margin in the range of 17% to 19% and a capacity increase in ASMs within the range of 14% to 15% compared to 2025.

Financial Outlook	2026 Guidance	2025
Capacity – YOY ASM growth	14-15%	7.8%
Operating Margin	17-19%	22.6%
Factored in this outlook is a load factor of approximately 87%, unit revenues (RASM) of 12.0 cents, unit costs excluding fuel (Ex-Fuel CASM) of approximately 5.7 cents, and an all-in fuel price of US$3.60 per gallon.
Conference Call and Webcast
The Company will hold its financial results conference call tomorrow at 11am ET (10am local). Details follow:

Date:	August 6, 2026
Time:	11:00 AM US ET (10:00 AM Local Time)
Join by phone:	https://register-conf.media-server.com/register/BI7731c79e95974416b07d2c80288ff022
Webcast (listen-only):	https://ir.copaair.com/events-and-presentations
About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to over 30 countries in North, Central, and South America and the Caribbean. For more information, visit: www.copaair.com.

Investor Relations
investor.relations@copaair.com

Cautionary statement regarding forward-looking statements
This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S. A. and Subsidiaries
Consolidated Operating and Financial Statistics

	2Q26	2Q25	% Change	1Q26	% Change	YTD26	YTD25	% Change
Revenue Passengers Carried (000s)	4,138	3,600	14.9%	4,096	1.0%	8,234	7,112	15.8%
Revenue Passengers OnBoard (000s)	6,176	5,366	15.1%	6,014	2.7%	12,190	10,574	15.3%
RPMs (millions)	7,936	6,859	15.7%	7,755	2.3%	15,691	13,602	15.4%
ASMs (millions)	9,150	7,856	16.5%	8,892	2.9%	18,042	15,657	15.2%
Load Factor	86.7%	87.3%	-0.6 p.p	87.2%	-0.5 p.p	87.0%	86.9%	0.1 p.p
Yield (US$ Cents)	12.6	11.6	8.7%	12.9	(2.4)%	12.8	12.2	5.0%
PRASM (US$ Cents)	11.0	10.1	8.0%	11.3	(3.0)%	11.1	10.6	5.1%
RASM (US$ Cents)	11.6	10.7	7.9%	11.8	(2.2)%	11.7	11.1	5.2%
CASM (US$ Cents)	10.6	8.4	26.0%	8.9	18.5%	9.8	8.6	13.7%
CASM Excl. Fuel (US$ Cents)	5.7	5.7	(0.1)%	5.8	(1.5)%	5.7	5.7	(0.6)%
Fuel Gallons Consumed (millions)	105.0	91.9	14.2%	102.7	2.3%	207.6	182.8	13.6%
Avg. Price Per Fuel Gallon (US$)	4.28	2.32	84.8%	2.73	56.8%	3.51	2.43	44.8%
Average Length of Haul (miles)	1,918	1,905	0.7%	1,893	1.3%	1,906	1,912	(0.4)%
Average Stage Length (miles)	1,255	1,231	2.0%	1,260	(0.4)%	1,257	1,245	1.0%
Departures	44,301	38,985	13.6%	43,033	2.9%	87,334	76,814	13.7%
Block Hours	142,113	122,526	16.0%	138,479	2.6%	280,592	244,137	14.9%
Average Aircraft Utilization (hours)	12.1	11.9	1.4%	12.2	(1.0)%	12.2	12.0	1.4%

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of profit or loss
(In US$ thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Unaudited	%
	2Q26	2Q25	Change	1Q26	Change	YTD26	YTD25	Change
Operating Revenues
Passenger revenue	1,002,609	797,266	25.8%	1,004,173	(0.2%)	2,006,782	1,656,291	21.2%
Cargo and mail revenue	34,183	28,307	20.8%	29,760	14.9%	63,944	54,001	18.4%
Other operating revenue	22,541	17,031	32.4%	18,490	21.9%	41,031	31,493	30.3%
Total Operating Revenue	1,059,334	842,604	25.7%	1,052,423	0.7%	2,111,757	1,741,785	21.2%

Operating Expenses
Fuel	449,552	214,106	110.0%	282,462	59.2%	732,013	446,266	64.0%
Wages, salaries, benefits and other employees' expenses	131,364	122,289	7.4%	137,670	(4.6%)	269,034	239,807	12.2%
Passenger servicing	29,028	25,190	15.2%	28,135	3.2%	57,162	50,214	13.8%
Airport facilities and handling charges	77,315	64,652	19.6%	79,184	(2.4%)	156,499	130,309	20.1%
Sales and distribution	57,388	49,429	16.1%	54,812	4.7%	112,200	99,691	12.5%
Maintenance, materials and repairs	42,071	36,158	16.4%	46,612	(9.7%)	88,682	75,592	17.3%
Depreciation and amortization	107,539	88,440	21.6%	100,726	6.8%	208,266	174,724	19.2%
Flight operations	42,825	32,766	30.7%	41,104	4.2%	83,930	66,515	26.2%
Other operating and administrative expenses	30,593	26,329	16.2%	23,083	32.5%	53,676	61,602	(12.9%)
Total Operating Expense	967,676	659,359	46.8%	793,787	21.9%	1,761,463	1,344,719	31.0%

Operating Profit/(Loss)	91,658	183,245	(50.0%)	258,636	(64.6%)	350,294	397,067	(11.8%)
Operating Margin	8.7%	21.7%	-13.1 p.p	24.6%	-15.9 p.p	16.6%	22.8%	-6.2 p.p

Non-operating Income (Expense):
Finance cost	(28,179)	(23,285)	21.0%	(25,837)	9.1%	(54,017)	(46,518)	16.1%
Finance income	16,533	15,377	7.5%	16,083	2.8%	32,616	31,170	4.6%
Gain (loss) on foreign currency fluctuations	(858)	910	nm	1,518	nm	660	2,280	(71.0%)
Net change in fair value of derivatives	(1,040)	(1,688)	(38.4%)	(1,066)	(2.5%)	(2,106)	(4,122)	(48.9%)
Other non-operating income (expense)	(832)	(397)	109.6%	(2,279)	(63.5%)	(3,111)	1,031	nm
Total Non-Operating Income/(Expense)	(14,377)	(9,083)	58.3%	(11,581)	24.1%	(25,958)	(16,160)	60.6%

Profit before taxes	77,282	174,162	(55.6%)	247,054	(68.7%)	324,336	380,906	(14.9%)

Income tax expense	(9,107)	(25,253)	(63.9%)	(34,588)	(73.7%)	(43,694)	(55,231)	(20.9%)

Net Profit/(Loss)	68,175	148,908	(54.2%)	212,467	(67.9%)	280,642	325,675	(13.8%)
Net Margin	6.4%	17.7%	-11.2 p.p	20.2%	-13.8 p.p	13.3%	18.7%	-5.4 p.p

EPS
Basic Earnings Per Share (EPS)	1.67	3.61	-53.9%	5.16	-67.7%	6.84	7.89	-13.4%

Shares for calculation of Basic EPS (000s)	40,905	41,246	-0.8%	41,183	-0.7%	41,043	41,269	-0.5%

Operating revenue
Consolidated revenue for 2Q26 totaled US$1.1 billion, a 25.7% increase compared to 2Q25, driven by capacity growth and higher unit revenues.
Passenger revenue totaled US$1.0 billion, an increase of 25.8% year-over-year, as a result of a 15.7% increase in RPMs and an 8.7% increase in passenger yield.
Cargo and mail revenue totaled US$34.2 million, up 20.8%, due to higher cargo volumes, which includes the full-year effect of a second freighter.
Other operating revenue totaled US$22.5 million, a 32.4% increase compared to 2Q25, mostly due to an increase in ConnectMiles revenues from non-air partners.
Operating expenses
Consolidated operating costs for 2Q26 totaled US$967.7 million, a 46.8% increase year over year, primarily due to higher fuel expenses.
Fuel totaled US$449.6 million, an increase of 110.0%, driven by an 84.8% higher average fuel price and a 14.2% increase in gallons consumed. Fuel represented approximately 46% of operating expenses during the quarter, compared to approximately 32% in 2Q25.
Wages, salaries, benefits, and other employee expenses totaled US$131.4 million, up 7.4% mostly reflecting additional operational staff to support capacity growth, partially offset by an adjustment in variable compensation.
Passenger servicing totaled US$29.0 million, up 15.2%, driven by a 15.1% increase in onboard passengers.
Airport facilities and handling charges totaled US$77.3 million, a 19.6% year-over-year increase, mainly driven by increased departures, higher fees in certain airports and the appreciation of certain Latin American currencies.
Sales and distribution totaled US$57.4 million, a 16.1% increase mostly due to higher sales, partially offset by a reduction in the Company’s distribution costs as a result of higher penetration of both direct sales and lower-cost NDC travel agency channels.
Maintenance, materials, and repairs totaled US$42.1 million, a 16.4% increase compared to 2Q25, mainly driven by a 15.7% increase in flight hours.
Depreciation and amortization totaled US$107.5 million, a 21.6% year-over-year increase, due to new aircraft and higher amortization of airframe and engine maintenance events.
Flight operations totaled US$42.8 million, a 30.7% year-over-year increase, mainly driven by a 16.0% increase in block hours, higher overflight rates in certain countries, the appreciation of certain Latin American currencies, and the year-over-year effect of the reversal of provisions in 2Q25.
Other operating and administrative expenses totaled US$30.6 million, a 16.2% increase compared to the same period in 2025, driven by higher capacity.

Non-operating Income (Expense)
Consolidated non-operating income (expense) totaled US$(14.4) million in 2Q26.
Finance cost totaled US$(28.2) million, comprised of US$20.5 million related to loan interest expenses, US$4.2 million in interest charges related to operating leases, and US$3.5 million related to the discount rate utilized for the calculation of leased aircraft charges.
Finance income totaled US$16.5 million, related to proceeds from investments.
Gain (loss) on foreign currency fluctuations totaled US$(0.9) million, driven by the devaluation of certain currencies, partially offset by the appreciation of the Brazilian real and the Colombian peso during the quarter.
Net change in fair value of derivatives totaled US$(1.0) million, due to mark-to-market losses on hedge positions related to the Brazilian real.
Other non-operating income (expense) totaled US$(0.8) million in 2Q26.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of financial position
(In US$ thousands)

	June 2026	December 2025
ASSETS	(Unaudited)	(Audited)
Cash and cash equivalents	266,825	382,554
Short-term investments	996,411	955,604
Total cash, cash equivalents and short-term investments	1,263,236	1,338,159
Accounts receivable, net	217,862	194,425
Accounts receivable from related parties	3,495	3,217
Expendable parts and supplies, net	155,225	148,127
Prepaid expenses	84,268	55,209
Prepaid income tax	7,530	6,172
Other current assets	30,615	32,769
	498,994	439,919
TOTAL CURRENT ASSETS	1,762,231	1,778,078
Long-term investments	280,188	248,579
Long-term prepaid expenses	5,748	5,434
Property and equipment, net	4,687,049	4,120,055
Right of use assets	263,880	296,761
Intangible, net	104,418	104,071
Net defined benefit assets	3,806	3,220
Deferred tax assets	21,074	19,873
Other Non-Current Assets	9,101	6,952
TOTAL NON-CURRENT ASSETS	5,375,264	4,804,946
TOTAL ASSETS	7,137,495	6,583,024
LIABILITIES
Loans and borrowings	202,245	172,885
Current portion of lease liability	68,349	66,132
Accounts payable	207,122	164,320
Accounts payable to related parties	1,279	1,333
Air traffic liability	875,027	737,616
Frequent flyer deferred revenue	167,970	155,584
Taxes Payable	80,132	62,931
Accrued expenses payable	46,298	66,016
Income tax payable	5,340	11,929
Other Current Liabilities	3,067	1,361
TOTAL CURRENT LIABILITIES	1,656,829	1,440,107

Loans and borrowings long-term	2,069,350	1,807,556
Lease Liability	224,871	258,383
Deferred tax Liabilities	58,279	59,217
Other long - term liabilities	255,189	242,337
TOTAL NON-CURRENT LIABILITIES	2,607,689	2,367,494
TOTAL LIABILITIES	4,264,518	3,807,600
EQUITY
Class A - 34,288,050 issued and 29,881,298 outstanding	23,329	23,290
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	222,940	220,190
Treasury Stock	(345,147)	(300,143)
Retained Earnings	2,699,685	2,168,911
Net profit	280,642	671,648
Other comprehensive loss	(15,939)	(15,939)
TOTAL EQUITY	2,872,977	2,775,423
TOTAL EQUITY LIABILITIES	7,137,495	6,583,024

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of cash flows
For the six months ended
(In US$ thousands)

	2026	2025
	(Unaudited)	(Unaudited)
Net cash flow from operating activities	617,897	484,282
Investing activities
Net Acquisition of Investments	(71,640)	(294,697)
Net cash flow related to advance payments on aircraft purchase contracts	(340,399)	(60,204)
Acquisition of property and equipment	(375,769)	(390,502)
Proceeds from sale of property and equipment	118	26,448
Acquisition of intangible assets	(11,823)	(14,342)
Net cash flow used in investing activities	(799,513)	(733,297)
Financing activities
Proceeds from new borrowings	377,005	165,000
Payments on loans and borrowings	(93,082)	(122,890)
Payment of lease liability	(32,371)	(28,504)
Share repurchase	(45,004)	(8,706)
Dividends paid	(140,661)	(133,027)
Net cash flow from/(used in) financing activities	65,887	(128,127)
Net (decrease) in cash and cash equivalents	(115,729)	(377,142)
Cash and cash equivalents as of January 1	382,554	613,313
Cash and cash equivalents as of June 30,	$266,825	$236,171

Short-term investments	996,411	764,137
Long-term investments	280,188	368,332
Total cash and cash equivalents and investments as of June 30,	$1,543,424	$1,368,640

    7

Copa Holdings, S. A. and Subsidiaries
Non-IFRS Financial Measures Reconciliation
This press release includes the following non-IFRS financial measures: Operating CASM Excluding Fuel and Net Debt to EBITDA. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	2Q26	2Q25	1Q26	YTD26	YTD25

Operating Costs per ASM as Reported (in US$ Cents)	10.6	8.4	8.9	9.8	8.6
Aircraft Fuel Cost per ASM (in US$ Cents)	4.9	2.7	3.2	4.1	2.9
Operating Costs per ASM excluding fuel (in US$ Cents)	5.7	5.7	5.8	5.7	5.7

Reconciliation of Net Debt to EBITDA	2Q26	2Q25	1Q26

Net Debt	$1,021,390	$682,680	$893,509

LTM Operating Profit/(Loss) (in US$ thousands)	$772,187	$774,526	$863,774
LTM Depreciation and amortization (in US$ thousands)	$398,678	$342,606	$379,579
LTM EBITDA (in US$ thousands)	$1,170,865	$1,117,132	$1,243,353

Net Debt to EBITDA	0.9	0.6	0.7